UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 001-09553

PARAMOUNT GLOBAL 401(k) PLAN
(Full title of the plan)

PARAMOUNT SKYDANCE CORPORATION
(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036
(Address of principal executive office)

PARAMOUNT GLOBAL 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2025 AND 2024

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2025 and 2024	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	3

Notes to Financial Statements	4

Schedules
Supplemental Schedules:
Schedule H, line 4a - Schedule of Delinquent Participant Contributions	S - 1

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	S - 2

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signature

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Paramount Global Administrative Committee and Plan Participants of Paramount Global 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Paramount Global 401(k) Plan (the “Plan”) as of December 31, 2025, and December 31, 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4a- Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
New York, New York
June 26, 2026

We have served as the Plan’s auditor since at least 1996. We have not been able to determine the specific year we began serving as auditor of the Plan.

PARAMOUNT GLOBAL 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	At December 31,
	2025	2024
Assets
Investments, at fair value	$6,091,456	$5,598,012
Synthetic guaranteed investment contracts, at contract value	615,938	679,811
Receivables:
Notes receivable from participants	34,188	37,529
Employer contributions	34,172	41,827
Interest and dividends	2,350	2,549
Due from broker for securities sold	956	1,426
Total assets	6,779,060	6,361,154
Liabilities
Accrued expenses	2,325	1,784
Due to broker for securities purchased	3,094	4,280
Total liabilities	5,419	6,064
Net assets available for benefits	$6,773,641	$6,355,090
The accompanying notes are an integral part of these financial statements.

PARAMOUNT GLOBAL 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

Year Ended
December 31, 2025
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$918,012
Interest	17,797
Dividends	4,351
Interest income on notes receivable from participants	2,743
Contributions:
Employee	173,438
Employer	116,911
Rollover	16,157
Total additions	1,249,409
Deductions from net assets attributed to:

Benefits paid to participants	(827,909)
Plan expenses	(2,949)
Total deductions	(830,858)
Net increase	418,551
Net assets available for benefits, beginning of year	6,355,090

Net assets available for benefits, end of year	$6,773,641
The accompanying notes are an integral part of these financial statements.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
(Tabular dollars in thousands)

NOTE 1 - PLAN DESCRIPTION
The following is a brief description of the Paramount Global 401(k) Plan (the “Plan”) and is provided for general information only. Participants should refer to the Plan document, as amended, for more complete information regarding the Plan.
The Plan, sponsored by Paramount Global (the “Company”), is a defined contribution plan offered to substantially all of the Company’s U.S. based employees who are employed by the Company or any of its participating subsidiaries and affiliates and paid through a Company payroll system. On August 7, 2025, pursuant to a transaction agreement (the “Transaction Agreement”) dated as of July 7, 2024, Paramount Global and Skydance Media, LLC became wholly-owned subsidiaries of Paramount Skydance Corporation (the “Skydance Transaction”).

Eligible full-time, newly hired employees may enroll in the Plan immediately or are automatically enrolled following 60 days after hire or rehire and attainment of age 21, unless they elect not to participate. Part-time employees are automatically enrolled in the Plan on the first day of the month following the attainment of age 21 and completion of 1,000 hours of service within a consecutive twelve-month period, (or if earlier, upon satisfying the special service requirement for certain long-term part-time employees), unless they already voluntarily enrolled upon meeting the age and service requirements or have elected not to participate. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is overseen by the Paramount Global Administrative Committee (the “Administrative Committee”). The Administrative Committee has been designated as the administrator of the Plan as defined under ERISA (the “Plan Administrator”) under the Plan document.

Exempt Party-in-Interest Transactions
Prior to the Skydance Transaction, certain Plan investments were shares of Paramount Global Class A Common Stock and Paramount Global Class B Common Stock and, following the Skydance Transaction, certain Plan investments are shares of Paramount Skydance Corporation Class B Common Stock, and therefore qualified (or qualify) as party-in-interest transactions. The fair value of these investments was $57 million and $51 million at December 31, 2025 and 2024, respectively. In connection with the Skydance Transaction, the Plan’s shares of Paramount Global Class A Common Stock and Paramount Global Class B Common Stock were exchanged for shares of Paramount Skydance Corporation Class B Common Stock or cash in accordance with the Transaction Agreement and participant elections. For the year ended December 31, 2025, these investments appreciated by $15 million and earned dividends of $0.9 million. During the year ended December 31, 2025, the Plan sold shares of these investments for total proceeds of $79 million and purchased shares of these investments at a cost of $70 million. Total proceeds includes $3 million of cash received from participant elections in accordance with the Transaction Agreement, which was contributed to the stable value fund. All shares of Paramount Global Class A Common Stock and Paramount Global Class B Common Stock were delisted from Nasdaq and were cancelled and ceased to exist as of August 7, 2025.

Fidelity Management Trust Company (the “Trustee”) is the trustee and custodian of the Plan, Fidelity Workplace Services LLC (the “Recordkeeper”) is the recordkeeper of the Plan, and State Street Global Advisors Trust Company (“State Street”) is an independent fiduciary for the Plan’s Paramount Skydance Corporation Class B stock fund. Certain Plan investments are managed or issued by the Trustee, State Street or their affiliates and therefore qualify as party-in-interest transactions. The fair value of these investments was $48 million and $53 million at December 31, 2025 and 2024, respectively. The Plan’s investments also included a synthetic guaranteed investment contract issued by State Street which expired in 2025. The contract value of this synthetic guaranteed investment contract was $60 million at December 31, 2024.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
Participant Accounts
Each Plan participant’s account is credited with the participant’s contributions, the employer contributions, if applicable, and the participant’s share of the interest, dividends, and any realized or unrealized gains or losses of the Plan’s assets, net of certain Plan expenses. Plan accounts may also be debited for certain other expenses.

Participants have the option of investing contributions to their accounts and their existing account balances among various investment options. These investment options include common collective funds, registered investment companies (mutual funds), proprietary funds that consist of common collective funds and/or separately managed accounts, which primarily invest in common stocks, a stable value fund that consists of synthetic guaranteed investment contracts, and the Paramount Skydance Corporation Class B Stock Fund.

Within the Plan, the Paramount Skydance Corporation Class B Stock Fund is part of an Employee Stock Ownership Plan (“ESOP”). As a result, the Plan offers an ESOP dividend election under which Plan participants can elect to reinvest any ESOP dividends paid on vested shares in the Paramount Skydance Corporation Class B Stock Fund or to receive dividends as a cash payout. If a participant does not make an election, the dividends are reinvested in the Paramount Skydance Corporation Class B Stock Fund.

Participants may also elect to open a self-directed brokerage account (“SDA”). Participants may not contribute directly to the SDA, but may transfer balances to the SDA from other investment funds except the Stable Value Fund. A participant may transfer up to 25% of their account balance (net of loans) to the SDA. The initial transfer to the SDA may not be less than $2,500 and there is no minimum for subsequent individual transfers.

Contributions
The Plan permits participants to contribute up to 50% of eligible annual compensation on a traditional before-tax, Roth 401(k) after-tax, or combination basis and up to 15% of eligible annual compensation on a traditional after-tax basis, subject to the Code limitations set forth below. Total combined contributions for all participants may not exceed 50% of eligible annual compensation. Roth 401(k) contributions and the related earnings can be withdrawn tax-free if certain requirements are met.

The Plan provides (1) nondiscretionary employer matching contributions and (2) discretionary profit-sharing contributions. The formula for the nondiscretionary matching contributions is (a) 100% of a participant’s deferrals on the first 1% of the participant’s eligible compensation, plus (b) 80% of a participant’s deferrals on the next 5% of the participant’s eligible compensation. Any discretionary profit sharing contributions are contributed for those eligible participants who are active employees eligible for the Plan on December 31. For 2025, a discretionary profit-sharing contribution of 1.25% was made in April 2026 and is therefore included in employer contributions receivable on the Statement of Net Assets Available for Benefits.

Participants may elect to invest their contributions in any investment option, including the Paramount Skydance Corporation Class B Stock Fund. If no option is elected by the participant, the contribution is invested in the Plan’s Qualified Default Investment Alternative (“QDIA”), a common collective fund that is primarily invested in a mix of equities and bonds appropriate for the participant’s target retirement year, which is assumed to be at age 65.

Effective on the 60th day following the date upon which an employee becomes eligible to participate in the Plan, employees are deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation. However, a deemed authorization does not take effect if, during the 60-day period, the employee elects not to participate in the Plan or to participate at a different contribution rate.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
The Code limits the amount of annual participant contributions that can be made on a before-tax or Roth 401(k) basis to $23,500 for 2025. Total compensation considered under the Plan, based on Code limits, could not exceed $350,000 for 2025. The Code also limits annual aggregate participant and employer contributions to the lesser of $70,000 or 100% of compensation in 2025. All contributions made to the Plan on an annual basis may be further limited due to certain nondiscrimination requirements prescribed by the Code.

All participants who have attained age 50 before the close of the Plan year (calendar year) are eligible to make catch-up contributions. These contributions are not treated as matchable contributions. Catch-up contributions can be made if the eligible participant makes the maximum $23,500 contribution permitted for the Plan year. The limit for catch-up contributions was $7,500 in 2025.

Vesting
Participants in the Plan are immediately vested in their own contributions and earnings thereon. The Plan includes a two-year cliff vesting schedule for employer matching contributions and profit-sharing contributions (collectively “employer contributions”).

Forfeitures
If a participant’s employment terminates prior to being fully vested in their employer contributions, the non-vested portion of their account is forfeited and may be used for future employer contributions and, to the extent not used or designated for such contributions, to pay administrative expenses. Forfeitures are recorded at the time vested benefits are distributed or as of the close of the fifth consecutive year of break in service if no distribution was elected. During 2025, the Plan utilized forfeitures of approximately $0.4 million to pay administrative expenses and $3.6 million to fund employer contributions. As of December 31, 2025 and 2024, the Plan had forfeitures of approximately $5.1 million and $4.5 million, respectively, available to be used as noted above.

Notes Receivable from Participants
Eligible participants may request a loan for up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime rate in effect (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is processed. Principal and interest is payable through payroll deductions. Generally, only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan proceeds to the participant. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s current investment elections. Loans outstanding at December 31, 2025 carry interest rates ranging from 4.25% to 9.50%.

Distributions and Withdrawals
Earnings on employee contributions (other than Roth contributions) and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan, although earnings on Roth contributions are taxable upon distribution if the requirements for a tax-free distribution are not met.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum, in installments over a period of up to 20 years, or in partial distributions of the account balance in the event of retirement, termination of employment, disability or death. For vested account balances invested in the Paramount Skydance Corporation Class B Stock Fund, participants may elect to receive distributions in cash or whole shares.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
In general, participants must receive a required minimum distribution (“RMD”) upon attainment of a certain age, unless they are still employed. For individuals who attain age 70 ½ on or after January 1, 2020, in accordance with the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”), the RMD age is 72. For individuals attaining age 70 ½ on or after January 1, 2023, in accordance with the SECURE Act 2.0, the RMD age is 73.

Participants in the Plan may withdraw part or all of their after-tax and rollover contributions and the vested portion of employer matching contributions. Upon attainment of age 59 ½, participants may also withdraw all or part of their before-tax or Roth 401(k) contributions and earnings thereon. The Plan limits participants to two of the above withdrawal elections in each Plan year.

A participant may obtain a financial hardship withdrawal of the vested portion of employer matching contributions, employer discretionary profit sharing contributions and employee before-tax or Roth 401(k) contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon are eligible for distribution and can be rolled over to a tax qualified retirement plan or an Individual Retirement Account (“IRA”) or remain in the Plan rather than being distributed, subject to the minimum distribution requirement. If the vested account balance is $1,000 or less and the participant does not make an election to rollover the vested account balance, it will be automatically paid in a single lump sum cash payment, and taxes will be withheld from the distribution.

Plan Expenses
Trustee fees and fees for investment of Plan assets are charged to the Plan’s investment funds. Certain administrative expenses such as fees for accounting, investment consulting and employee communications may be paid by the Plan using forfeitures or may be paid by the Company. Recordkeeping fees are paid from participant accounts. For 2025, $0.4 million was paid to the Trustee and the Recordkeeper, parties in interest, for services provided during the year.
NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

In accordance with Financial Accounting Standards Board (“FASB”) guidance, investments are reported at fair value, except for fully benefit-responsive investment contracts which are reported at contract value. Contract value was determined to be the relevant measurement for the portion of net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis with respect to the fully benefit-responsive investment contracts.

Investment Valuation
Short-term money market investments are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. Investments in common stock are reported at fair value based on quoted market

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
prices on national security exchanges. Investments in registered investment companies are reported at fair value based on quoted market prices in active markets. The fair value of investments in separately managed accounts is determined by the Trustee based upon the fair value of the underlying securities. The fair values of investments in common collective funds (“CCTs”) are determined using the net asset value per share (“NAV”) provided by the administrator of the fund. The NAV is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. The common collective funds have no restrictions on participant redemptions. The notice period applicable to the Plan in the case of a full redemption varies by fund and ranges from one day to one month. The Plan had no unfunded commitments relating to the common collective funds at December 31, 2025 and 2024. The fair value of fixed income, asset-backed and mortgage-backed securities is determined by independent pricing sources based on quoted market prices, when available, or using valuation models which incorporate certain other observable inputs including recent trading activity for comparable securities and broker quoted prices. Cash and cash equivalents are valued at cost plus accrued interest, which approximates fair value.

The Plan invests in fully benefit-responsive synthetic guaranteed investment contracts through the Stable Value Fund. The value of these contracts represents the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. As part of their investment strategy, the managers of the Stable Value Fund may use derivative financial instruments for various purposes, including managing exposure to sector risk or movements in interest rates, extending the duration of the investment portfolio and as a substitute for cash securities. The derivative instruments typically used are interest rate futures and swaps. Interest rate swaps are recorded at fair value and marked-to-market through the duration of the contract term with an offsetting increase to unrealized appreciation (depreciation). Futures are marked-to-market and settled daily. The daily receipt or payment is recognized as unrealized appreciation (depreciation) until the contract is closed at which time the total fair value of the futures contract is recognized as a realized gain (loss).

Security Transactions and Income Recognition
Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on security dispositions. Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Net appreciation or depreciation in the fair value of investments, included in the Statement of Changes in Net Assets Available for Benefits, consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments presented at fair value.

Contributions
Contributions from Plan participants and nondiscretionary matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan.

Payment of Benefits
Benefit payments are recorded when paid.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Plan to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.
NOTE 3 - RISKS AND UNCERTAINTIES
The Plan provides for various investment options. Investment securities are exposed to various risks such as market, interest rate and credit risk. Market values of investments could decline for several reasons including changes in prevailing markets and interest rates, increases in defaults, and credit rating downgrades. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in investment values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits.
NOTE 4 - INVESTMENTS AT CONTRACT VALUE
The Plan invests in synthetic guaranteed investment contracts, which provide for the repayment of principal plus interest through benefit-responsive wrapper contracts. A wrapper contract is issued by a third party insurance company, financial institution or bank, and is held in combination with fixed income securities to form a synthetic guaranteed investment contract. The interest crediting rate on synthetic guaranteed investment contracts reflects the yield of the associated fixed income investments, plus the amortization of realized and unrealized gains and losses on those investments, typically over the duration of the investments. Interest crediting rates are reset on a monthly or quarterly basis, and the wrapper contracts provide that adjustments to the interest crediting rate cannot result in a future interest crediting rate that is less than zero. Certain factors can influence the future interest crediting rates, including the level of market interest rates, the amount and timing of participant contributions and withdrawals, and the returns generated by the fixed income investments that are associated with the synthetic guaranteed investment contract.

Certain employer initiated events may limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, full or partial termination of the Plan, a material adverse change to the provisions of the Plan, an employer election to withdraw from the contract to switch to a different investment provider, an employer’s bankruptcy, layoffs, plant closings, corporate spin-offs, mergers, divestitures or other workforce restructurings, or if the terms of a successor plan do not meet the contract issuer’s underwriting criteria for issuance of a replacement contract with identical terms. The Plan Administrator believes that no events are probable of occurring that may limit the ability of the Plan to transact at contract value.

The contract issuer is permitted to terminate the fully benefit-responsive investment contracts with the Plan and settle at an amount different from contract value in certain events, including loss of the Plan’s qualified status, an uncured material breach of responsibility, or material adverse changes to the provisions of the Plan.

At December 31, 2025 and 2024, the contract value of the Plan’s synthetic guaranteed investment contracts was $616 million and $680 million, respectively.
NOTE 5 - FAIR VALUE MEASUREMENTS
The following tables set forth the Plan’s financial assets measured at fair value on a recurring basis at December 31, 2025 and 2024. See Note 2 for the valuation methodology used to measure the fair value of these investments.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
There have been no changes to the methodologies used to measure the fair value of each asset from December 31, 2024 to December 31, 2025. These assets have been categorized according to the three-level fair value hierarchy established by the FASB, which prioritizes the inputs used in measuring fair value. Level 1 is based on quoted prices for the asset in active markets. Level 2 is based on inputs that are observable other than quoted market prices in Level 1, such as quoted prices for the asset in inactive markets or quoted prices for similar assets. Level 3 is based on unobservable inputs reflecting the Plan’s own assumptions about the assumptions that market participants would use in pricing the asset. The asset’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The Plan has no investments classified within Level 3 of the valuation hierarchy.

At December 31, 2025	Level 1	Level 2	Total
Self-directed accounts (a)	$77,510	$10,512	$88,022
Separately managed accounts:
Sanders Capital (b)	154,482	1,619	156,101
Wellington Management Company (b)	155,234	3,955	159,189
Sustainable Growth Advisors(b)	152,206	4,792	156,998
Dodge & Cox (b)	155,495	983	156,478
Snyder Capital Management (b)	41,339	1,048	42,387
Paramount Skydance Corporation Common Stock Fund (c)	56,513	103	56,616
Registered investment companies (d)	199,521	—	199,521
Money market funds (e)	—	19,929	19,929
Total assets in fair value hierarchy	$992,300	$42,941	$1,035,241
Common collective funds measured at net asset value (f)			5,056,215
Investments, at fair value			$6,091,456

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)

At December 31, 2024	Level 1	Level 2	Total
Self-directed accounts (a)	$67,981	$9,499	$77,480
Separately managed accounts:
Sanders Capital (b)	156,513	1,092	157,605
Wellington Management Company (b)	156,091	820	156,911
Sustainable Growth Advisors(b)	153,465	2,932	156,397
Dodge & Cox (b)	161,677	6,203	167,880
Snyder Capital Management (b)	46,636	5,702	52,338
Paramount Global Common Stock Funds (c)	51,168	137	51,305
Registered investment companies (d)	146,201	—	146,201
Money market funds (e)	—	16,183	16,183
Total assets in fair value hierarchy	$939,732	$42,568	$982,300
Common collective funds measured at net asset value (f)			4,615,712
Investments, at fair value			$5,598,012
(a)Primarily invested in common stock and registered investment companies. Assets categorized as Level 2 reflect investments in money market funds.
(b)Primarily invested in large and small capitalization equities. Assets categorized as Level 2 reflect investments in money market funds.
(c)Assets categorized as Level 2 reflect investments in money market funds.
(d)Primarily invested in equities and U.S. fixed income securities.
(e)Primarily invested in U.S. government securities and U.S. government agency securities.
(f)In accordance with FASB guidance, investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits. At December 31, 2025, 52% of the CCTs were invested passively in U.S. and international equities and U.S. fixed income securities, 44% of the CCTs were invested in passive target date funds and the remaining 4% of the CCTs were invested actively in U.S. small/mid cap and international equities. At December 31, 2024, 54% of the CCTs were invested passively in U.S. and international equities and U.S. fixed income securities, 41% of the CCTs were invested in passive target date funds and the remaining 5% of the CCTs were invested actively in U.S. small/mid cap and international equities.
NOTE 6 - INCOME TAX STATUS
The Internal Revenue Service (“IRS”) issued a favorable determination letter dated January 13, 2015, indicating that the Plan document satisfied the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan Administrator believes that, although the Plan has been amended subsequent to the date of the IRS determination, it is designed and is currently being operated in compliance with the applicable provisions of the Code.

As of December 31, 2025, there are no uncertain tax positions taken or expected to be taken that require recognition of an asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are no audits in progress for any tax year.
NOTE 7 - TERMINATION PRIORITIES
The Company has reserved the right by action of the Paramount Skydance Corporation Board of Directors or Administrative Committee to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of termination of the Plan, participants become fully vested.

PARAMOUNT GLOBAL 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)
(Tabular dollars in thousands)
NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2025	2024
Net assets available for benefits per the financial statements	$6,773,641	$6,355,090
Participant loans deemed distributed	(1,717)	(1,665)
Net assets available for benefits per the Form 5500	$6,771,924	$6,353,425
The following is a reconciliation of the net increase in net assets available for benefits as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2025
Net increase in net assets available for benefits per the financial statements	$418,551
Participant loans deemed distributed at December 31, 2025	(1,717)
Participant loans deemed distributed at December 31, 2024	1,665
Net increase in net assets available for benefits per the Form 5500	$418,499
NOTE 9 - SUBSEQUENT EVENTS
Subsequent events and transactions have been evaluated through the date the financial statements were issued, and are incorporated herein as applicable.

SCHEDULE H, line 4a

PARAMOUNT GLOBAL 401(k) PLAN
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
As of and for the year ended December 31, 2025
(Dollars in thousands)

Participant Contributions Transferred late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary
Check Here If Late Participant Loan				Fiduciary Correction Program (VFCP) and
Repayments Are Included ☐	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Prohibited Transaction Exemption 2002-51
$8	$—	$—	$8	$—

SCHEDULE H, line 4i
PARAMOUNT GLOBAL 401(k) PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025
(Dollars in thousands)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost (4)	Current Value
	Self-Directed Accounts (1)			$88,022

	Corporate Common Stock Funds
*	Paramount Skydance Corporation Class B Stock Fund	4,233,283 Shares		56,513
*	Fidelity Institutional Money Market Government Portfolio	Money Market Fund		103
	Total Corporate Common Stock Funds			56,616

	Registered Investment Companies
	Vanguard FTSE Social Index Fund	Passively Managed Fund		145,513
	Baird Core Plus Bond Inst	Actively Managed Fund		54,008
*	Fidelity Institutional Money Market Government Portfolio	Money Market Fund		19,929
	Total Registered Investment Companies			219,450

	Common / Collective Funds
	BlackRock S&P 500 Index Fund	Passively Managed Fund		1,613,758
	BlackRock Extended Equity Market Fund	Passively Managed Fund		326,968
	BlackRock - US Bond Index Fund	Passively Managed Fund		332,241
	Vanguard Institutional Total International Stock Market Index Trust	Passively Managed Fund		374,530
	BlackRock LifePath Retirement Fund	Target Retirement Date Fund		203,600
	BlackRock LifePath 2030 Fund	Target Retirement Date Fund		165,424
	BlackRock LifePath 2035 Fund	Target Retirement Date Fund		245,155
	BlackRock LifePath 2040 Fund	Target Retirement Date Fund		360,645
	BlackRock LifePath 2045 Fund	Target Retirement Date Fund		378,793
	BlackRock LifePath 2050 Fund	Target Retirement Date Fund		395,053
	BlackRock LifePath 2055 Fund	Target Retirement Date Fund		274,675
	BlackRock LifePath 2060 Fund	Target Retirement Date Fund		141,749
	BlackRock LifePath 2065 Fund	Target Retirement Date Fund		32,445
	Wasatch Core Growth CIT Class A	Small Cap US Equity Fund		48,960
	Cramer Rosenthal McGlynn Small /Mid Cap Fund	Small Cap US Equity Fund		30,461
	Mawer International Equity Collective Fund	International Equity Fund		32,956
	GQG Partners International Equity Fund	International Equity Fund		32,896
	INVESCO International Growth Fund	International Equity Fund		32,974
	Pzena International Value All Country (Ex US) Fund	International Equity Fund		32,932
	Total Common Collective Funds			5,056,215

	Separately Managed Accounts
	Sanders Capital (2)	Large Cap US Equity Fund		154,482
	Wellington Management Company (2)	Large Cap US Equity Fund		155,234
	Sustainable Growth Advisors (2)	Large Cap US Equity Fund		152,206
	Dodge & Cox (1) (2)	Large Cap US Equity Fund		155,495
	Snyder Capital Management (2)	Small Cap US Equity Fund		41,339
*	State Street Bank Government STIF Fund	Short - Term Investment Fund		12,397
	Total Separately Managed Accounts			671,153

	Synthetic Guaranteed Investment Contracts
	Voya: 60548	Evergreen & Rate of Interest 3.11%		53,773
	Lincoln National Life Insurance Company: BVW0024G	Evergreen & Rate of Interest 2.67%		180,954
	Prudential Insurance Company of America: GA-64465	Evergreen & Rate of Interest 2.91%		155,266
	Met Tower Life: 39871	Evergreen & Rate of Interest 2.70%		225,945
	Total Synthetic Guaranteed Investment Contracts			615,938
*	Notes receivable from participants (3)	Interest rates ranging from 4.25% to 9.50%		32,471

	Total investments and notes receivable from participants			$6,739,865

*	Identified as a party-in-interest to the Plan.
(1)	Includes $15 million of investments identified as party-in-interest transactions to the Plan.
(2)	Refer to Attachment A for listing of assets relating to these accounts.
(3)	Does not include participant loans deemed distributed.
(4)	There are no non-participant directed investments.

Attachment A
(In thousands)

Identity of Issuer	Description	Cost	Current Value
ALPHABET INC CL C	COMMON STOCK		$11,399
AMAZON.COM INC	COMMON STOCK		9,016
AMERICAN EXPRESS CO	COMMON STOCK		773
ANALOG DEVICES INC	COMMON STOCK		958
APPLE INC	COMMON STOCK		15,569
ARISTA NETWORKS INC	COMMON STOCK		1,672
ARM HOLDINGS LTD	COMMON STOCK		85
AXON ENTERPRISE INC	COMMON STOCK		1,328
BROADCOM INC	COMMON STOCK		8,771
CADENCE DESIGN SYSTEMS INC	COMMON STOCK		1,224
CORPAY INC	COMMON STOCK		468
DOORDASH INC	COMMON STOCK		1,921
META PLATFORMS INC CL A	COMMON STOCK		4,808
FASTENAL CO	COMMON STOCK		1,245
FIGMA INC-CL A	COMMON STOCK		393
GE VERNOVA INC	COMMON STOCK		471
GE AEROSPACE	COMMON STOCK		2,727
GOLDMAN SACHS GROUP INC	COMMON STOCK		1,170
HILTON WORLDWIDE HOLDINGS INC	COMMON STOCK		1,351
HOME DEPOT INC	COMMON STOCK		1,469
HUBSPOT INC	COMMON STOCK		800
IDEXX LABS INC	COMMON STOCK		1,345
INTUIT INC	COMMON STOCK		978
INTUITIVE SURGICAL INC	COMMON STOCK		1,548
KKR & CO INC	COMMON STOCK		1,512
ELI LILLY & CO	COMMON STOCK		6,438
MSCI INC	COMMON STOCK		710
MASTERCARD INC CL A	COMMON STOCK		4,449
MICROSOFT CORP	COMMON STOCK		17,512
MONOLITHIC POWER SYS INC	COMMON STOCK		751
NASDAQ INC	COMMON STOCK		1,160
NATERA INC	COMMON STOCK		927
NETFLIX INC	COMMON STOCK		2,660
NVIDIA CORP	COMMON STOCK		21,568
PALANTIR TECHNOLOGIES INC	COMMON STOCK		97
S&P GLOBAL INC	COMMON STOCK		1,178
SERVICENOW INC	COMMON STOCK		1,120
STRYKER CORP	COMMON STOCK		2,235
TJX COMPANIES INC NEW	COMMON STOCK		885
TAIWAN SEMIC MFG CO LTD SP ADR	COMMON STOCK		1,649
TESLA INC	COMMON STOCK		3,871
THERMO FISHER SCIENTIFIC INC	COMMON STOCK		1,151
TRADEWEB MARKETS INC A	COMMON STOCK		1,166
TRANSUNION	COMMON STOCK		1,081
UBER TECHNOLOGIES INC	COMMON STOCK		1,489
UNITY SOFTWARE INC	COMMON STOCK		1,015
VISA INC CL A	COMMON STOCK		1,112
WELLTOWER INC	COMMON STOCK		2,458
ASML HLDG NV (NY REG SHS) NEW YORK REGISTERED SHAR	COMMON STOCK		1,670
SPOTIFY TECHNOLOGY SA	COMMON STOCK		1,001
SHOPIFY INC CL A	COMMON STOCK		1,035
WASTE CONNECTIONS INC	COMMON STOCK		1,849
NET PAYABLES			(4)
	WELLINGTON MANAGEMENT CO		$155,234

Attachment A
(In thousands)

	Identity of Issuer	Description	Cost	Current Value
	ADOBE INC	COMMON STOCK		$770
	AEGON LTD (NY REGD) NEW YORK REGISTERED SHARES	COMMON STOCK		593
	AIR PRODUCTS & CHEMICALS INC	COMMON STOCK		2,026
	ALNYLAM PHARMACEUTICALS INC	COMMON STOCK		587
	ALPHABET INC CL C	COMMON STOCK		2,416
	ALPHABET INC CL A	COMMON STOCK		4,257
	AMAZON.COM INC	COMMON STOCK		3,647
	AMERICAN ELECTRIC POWER CO INC	COMMON STOCK		830
	ANHEUSER-BUSCH INBEV SPN ADR	COMMON STOCK		2,081
	ARCHER DANIELS MIDLAND CO	COMMON STOCK		862
	AVANTOR INC	COMMON STOCK		1,094
	BAKER HUGHES CO	COMMON STOCK		1,803
	BANK OF NEW YORK MELLON CORP	COMMON STOCK		2,879
	BAXTER INTL INC	COMMON STOCK		1,032
	BIOMARIN PHARMACEUTICAL INC	COMMON STOCK		850
	THE BOOKING HOLDINGS INC	COMMON STOCK		2,490
	BRISTOL-MYERS SQUIBB CO	COMMON STOCK		329
	CIGNA GROUP (THE)	COMMON STOCK		2,711
	CVS HEALTH CORP	COMMON STOCK		4,365
	CAPITAL ONE FINANCIAL CORP	COMMON STOCK		2,084
	CARRIER GLOBAL CORP	COMMON STOCK		824
	CELANESE CORP	COMMON STOCK		600
	CHARTER COMMUNICATIONS INC A	COMMON STOCK		2,703
	COGNIZANT TECH SOLUTIONS CL A	COMMON STOCK		1,270
	COMCAST CORP CL A	COMMON STOCK		3,070
	CONOCOPHILLIPS	COMMON STOCK		889
	DOMINION ENERGY INC	COMMON STOCK		1,207
	ELANCO ANIMAL HEALTH INC	COMMON STOCK		1,650
	META PLATFORMS INC CL A	COMMON STOCK		3,069
	FEDEX CORP	COMMON STOCK		4,094
	FIDELITY NATL INFORM SVCS INC	COMMON STOCK		2,938
	FIRST CITIZENS BANCSHARES INC CL A	COMMON STOCK		215
	FISERV INC	COMMON STOCK		2,808
	FORTIVE CORP	COMMON STOCK		2,584
	FOX CORP CL A	COMMON STOCK		460
	FOX CORPORATION B	COMMON STOCK		868
	GE HEALTHCARE TECHNOLOGIES INC WI	COMMON STOCK		2,264
	ARTHUR J GALLAGHAR AND CO	COMMON STOCK		155
	GAMING AND LEISURE PROPRTI INC	COMMON STOCK		642
	GE AEROSPACE	COMMON STOCK		1,388
	GILEAD SCIENCES INC	COMMON STOCK		3,118
	GSK PLC SPONS ADR	COMMON STOCK		3,276
	GOLDMAN SACHS GROUP INC	COMMON STOCK		1,362
	HP INC	COMMON STOCK		781
	HALEON PLC SPONS ADR	COMMON STOCK		1,428
	HUMANA INC	COMMON STOCK		2,622
	IDEX CORPORATION	COMMON STOCK		303
	INCYTE CORP	COMMON STOCK		1,175
	INTERNATIONAL FLAVORS & FRAGRA	COMMON STOCK		1,661
	LPL FINL HLDGS INC	COMMON STOCK		1,286
	METLIFE INC	COMMON STOCK		3,971
	MICROSOFT CORP	COMMON STOCK		3,772
	MICROCHIP TECHNOLOGY	COMMON STOCK		338
	MOLSON COORS BEVERAGE CO B	COMMON STOCK		887
	NEUROCRINE BIOSCIENCES INC	COMMON STOCK		780
	NEWS CORP NEW CL A	COMMON STOCK		337
	NORFOLK SOUTHERN CORP	COMMON STOCK		3,089
	NOVARTIS AG SPON ADR	COMMON STOCK		1,268
	OCCIDENTAL PETROLEUM CORP	COMMON STOCK		3,036
	RALLIANT CORP	COMMON STOCK		484
	RTX CORP	COMMON STOCK		6,584
	REGENERON PHARMACEUTICALS INC	COMMON STOCK		3,068
	ROCHE HOLDING LTD SPON ADR	COMMON STOCK		1,124
	SBA COMMUNICATIONS CORP	COMMON STOCK		1,973
	SANOFI SPON ADR	COMMON STOCK		2,690
	SCHWAB CHARLES CORP	COMMON STOCK		6,864
	SUN COMMUNITIES INC - REIT	COMMON STOCK		1,812
	T-MOBILE US INC	COMMON STOCK		1,239
	TELEDYNE TECHNOLOGIES INC	COMMON STOCK		894
	TRANSUNION	COMMON STOCK		755
	UNITEDHEALTH GROUP INC	COMMON STOCK		2,707
	VF CORP	COMMON STOCK		665
	WELLS FARGO & CO	COMMON STOCK		2,824
	ZIMMER BIOMET HLDGS INC	COMMON STOCK		1,911
	LYONDELLBASELL INDS CLASS A	COMMON STOCK		641
	WILLIS TOWERS WATSON PLC	COMMON STOCK		1,450
	AON PLC	COMMON STOCK		1,694
	BROOKFIELD CORP CL A	COMMON STOCK		1,216
	TE CONNECTIVITY PLC	COMMON STOCK		2,457
	MEDTRONIC PLC	COMMON STOCK		745
	JOHNSON CONTROLS INTERNATIONAL PLC	COMMON STOCK		5,215
*	STATE STREET CORP	COMMON STOCK		593
	NET PAYABLES			(4)
		DODGE & COX		$155,495

*    Identified as a party-in-interest to the Plan.

Attachment A
(In thousands)

	Identity of Issuer	Description	Cost	Current Value
	ABBOTT LABORATORIES	COMMON STOCK		$1,658
	ABBVIE INC	COMMON STOCK		1,794
	ALPHABET INC CL C	COMMON STOCK		11,858
	AMAZON.COM INC	COMMON STOCK		5,968
	ELEVANCE HEALTH INC	COMMON STOCK		3,414
	APPLE INC	COMMON STOCK		5,498
	APPLIED MATERIALS INC	COMMON STOCK		3,007
	ASTRAZENECA PLC SPONS ADR	COMMON STOCK		1,635
	BNPSA	COMMON STOCK		1,331
	BANK OF AMERICA CORPORATION	COMMON STOCK		5,070
	THE BOOKING HOLDINGS INC	COMMON STOCK		2,785
	CIGNA GROUP (THE)	COMMON STOCK		4,054
	CME GROUP INC CL A	COMMON STOCK		1,535
	DELTA AIR INC	COMMON STOCK		3,110
	ESSILORLUXOTTICA ADR	COMMON STOCK		494
	META PLATFORMS INC CL A	COMMON STOCK		8,968
	FISERV INC	COMMON STOCK		284
	GENERAL DYNAMICS CORPORATION	COMMON STOCK		3,273
	HCA HEALTHCARE INC	COMMON STOCK		8,413
	ING GROEP NV SPON ADR	COMMON STOCK		1,601
	JPMORGAN CHASE & CO	COMMON STOCK		4,032
	LOCKHEED MARTIN CORP	COMMON STOCK		1,123
	MASTERCARD INC CL A	COMMON STOCK		1,673
	MICROSOFT CORP	COMMON STOCK		9,426
	NATWEST GROUP PLC SPON ADR	COMMON STOCK		1,459
	NESTLE SA REG ADR	COMMON STOCK		1,247
	NORTHROP GRUMMAN CORP	COMMON STOCK		3,974
	PEPSICO INC	COMMON STOCK		2,208
	PROCTER & GAMBLE CO	COMMON STOCK		2,021
	RTX CORP	COMMON STOCK		4,231
	ROCHE HOLDING LTD SPON ADR	COMMON STOCK		2,533
*	State Street SPDR S&P 500 ETF	COMMON STOCK		1,594
	SALESFORCE INC	COMMON STOCK		3,290
	SIEMENS AG SPON ADR	COMMON STOCK		553
	SUMITOMO MITSUI FINL GRP ADR	COMMON STOCK		112
	SYNCHRONY FINANCIAL	COMMON STOCK		1,418
	TAIWAN SEMIC MFG CO LTD SP ADR	COMMON STOCK		11,967
	TRIP.COM GROUP LTD ADR	COMMON STOCK		217
	TRUIST FINL CORP	COMMON STOCK		1,785
	ULTA BEAUTY INC	COMMON STOCK		980
	UNILEVER PLC SPONS ADR	COMMON STOCK		1,689
	UNITED AIRLINES HOLDINGS INC	COMMON STOCK		2,336
	UNITEDHEALTH GROUP INC	COMMON STOCK		3,094
	VISA INC CL A	COMMON STOCK		1,904
	ACCENTURE PLC CL A	COMMON STOCK		3,062
	SEAGATE TECHNOLOGY HOLDINGS PLC	COMMON STOCK		10,808
	NET PAYABLES			(4)
		SANDERS CAPITAL		$154,482

Attachment A
(In thousands)

	Identity of Issuer	Description	Cost	Current Value
	ALPHABET INC CL C	COMMON STOCK		$6,713
	AMAZON.COM INC	COMMON STOCK		11,574
	AMERICAN EXPRESS CO	COMMON STOCK		3,843
	APPLE INC	COMMON STOCK		5,435
	ARM HOLDINGS LTD	COMMON STOCK		3,017
	BROADCOM INC	COMMON STOCK		2,275
	CHIPOTLE MEXICAN GRILL INC	COMMON STOCK		4,478
	COOPER COMPANIES INC	COMMON STOCK		4,529
	DANAHER CORP	COMMON STOCK		3,334
	ECOLAB INC	COMMON STOCK		2,855
	META PLATFORMS INC CL A	COMMON STOCK		6,036
	GARTNER INC	COMMON STOCK		3,334
	WW GRAINGER INC	COMMON STOCK		4,002
	INTUIT INC	COMMON STOCK		6,386
	MICROSOFT CORP	COMMON STOCK		11,270
	NETFLIX INC	COMMON STOCK		3,030
	NIKE INC CL B	COMMON STOCK		2,966
	NVIDIA CORP	COMMON STOCK		11,914
	S&P GLOBAL INC	COMMON STOCK		5,462
	SALESFORCE INC	COMMON STOCK		6,027
	SERVICENOW INC	COMMON STOCK		2,721
	SYNOPSYS INC	COMMON STOCK		5,428
	UNITEDHEALTH GROUP INC	COMMON STOCK		5,317
	VISA INC CL A	COMMON STOCK		7,060
	WASTE MANAGEMENT INC	COMMON STOCK		6,913
	YUM BRANDS INC	COMMON STOCK		6,185
*	AON PLC	COMMON STOCK		4,488
	CANADIAN PACIFIC KANSAS CITY LTD	COMMON STOCK		5,618
	NET PAYABLES			(4)
		SUSTAINABLE GROWTH ADVISORS		$152,206

Attachment A
(In thousands)

Identity of Issuer	Description	Cost	Current Value
API GROUP CORP	COMMON STOCK		$1,758
ADVANCED ENERGY INDUSTRIES INC	COMMON STOCK		1,323
AGILYSYS INC	COMMON STOCK		592
BWX TECHNOLOGIES INC	COMMON STOCK		1,647
BRINKS CO	COMMON STOCK		739
BRIXMOR PPTY GROUP INC	COMMON STOCK		884
CCC INTELLIGENT SOLUTIONS HOLD CL A	COMMON STOCK		544
CABOT CORP	COMMON STOCK		758
CACI INTERNATIONAL INC	COMMON STOCK		1,715
CLEAN HARBORS INC	COMMON STOCK		1,905
COHERENT CORP	COMMON STOCK		2,092
COLUMBIA BANKING SYSTEMS INC	COMMON STOCK		374
CAE INC	COMMON STOCK		1,848
CRANE NXT CO	COMMON STOCK		344
DOLBY LABORATORIES INC CL A	COMMON STOCK		1,010
DORMAN PRODUCTS INC	COMMON STOCK		255
ENTEGRIS INC	COMMON STOCK		1,466
GLACIER BANCORP INC	COMMON STOCK		829
GRACO INC	COMMON STOCK		811
HALOZYME THERAPEUTICS INC	COMMON STOCK		1,296
HEICO CORP CL A	COMMON STOCK		235
IDEX CORPORATION	COMMON STOCK		918
INGREDION INC	COMMON STOCK		1,017
KBR INC	COMMON STOCK		1,059
MCGRATH RENTCORP	COMMON STOCK		964
MERCURY SYSTEMS INC	COMMON STOCK		1,068
MINERALS TECHNOLOGIES INC	COMMON STOCK		643
PDF SOLUTIONS INC	COMMON STOCK		534
POWER INTEGRATIONS INC	COMMON STOCK		789
PROSPERITY BANCSHARES INC	COMMON STOCK		910
RLI CORP	COMMON STOCK		478
RBC BEARINGS INC	COMMON STOCK		1,575
SENSIENT TECHNOLOGIES CORP	COMMON STOCK		1,278
SIMPSON MANUFACTURING CO	COMMON STOCK		950
UGI CORP NEW	COMMON STOCK		1,384
UNITED COMMUNITY BANKS GA	COMMON STOCK		1,006
VALVOLINE INC	COMMON STOCK		1,054
VERRA MOBILITY CORP	COMMON STOCK		1,079
WEX INC	COMMON STOCK		434
WOODWARD INC	COMMON STOCK		1,804
NET PAYABLES			(30)
	SNYDER CAPITAL MANAGEMENT		$41,339

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

PARAMOUNT GLOBAL 401(k) PLAN

Date: June 26, 2026	By:	/s/ Johan Eerenstein
Johan Eerenstein
Member of the Administrative Committee

PARAMOUNT SKYDANCE CORPORATION

	By:	/s/ Katherine Gill-Charest
Katherine Gill-Charest
Executive Vice President, Controller and Chief Accounting Officer